AMARC RESOURCES LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED

SEPTEMBER 30, 2011

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Financial Position
(Unaudited - Expressed in Canadian Dollars)

	September 30	March 31
	2011	2011
		note 15
ASSETS

Current assets
Cash and cash equivalents (note 5)	$7,338,975	$6,811,177
Amounts receivable and other assets (note 6)	241,854	1,197,540
Marketable securities (note 8)	224,750	113,750
Balance due from related party (note 11)	35,171	57,632
	7,840,750	8,180,099

Non-current assets
Restricted cash (note 7)	187,135	162,095
Amounts receivable (note 6)	1,180,013	1,180,013
Mineral property and equipment (note 9)	2,059	27,515
	1,369,207	1,369,623

	$9,209,957	$9,549,722

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$1,285,167	$64,995
Flow-through share premium (note 10(b))	305,000	595,000
	1,590,167	659,995

Shareholders' equity
Share capital (note 10)	45,482,087	45,482,087
Reserves	2,487,558	1,918,126
Accumulated deficit	(40,349,855)	(38,510,486)
	7,619,790	8,889,727
Commitments (note 9(a), 9(c) and 10(b))
	$9,209,957	$9,549,722

The accompanying notes are an integral part of these condensed  interim financial statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.
Condensed Interim Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars, except for share information)

	Three months ended		Six months ended
	September 30		September 30
	2011	2010	2011	2010
		note 15		note 15
Expenses (notes 11 and 13)
Exploration	$1,624,540	$1,372,016	$1,876,433	$2,287,268
Assays and analysis	62,467	243,112	83,326	381,193
Drilling	62,792	–	62,792	–
Equipment rental	18,945	33,464	39,578	59,480
Geological	999,712	1,031,577	1,106,631	1,469,157
Cost recovery (METC-BC)	–	(237,744)	–	(237,744)
Graphics	(144)	10,888	4,782	36,670
Transportation	3,210	25,703	3,210	25,703
Property fees and assessments	–	6,403	–	50,800
Site activities	176,936	183,688	231,949	343,461
Sustainability	81,027	24,500	118,189	68,846
Travel and accommodation	23,416	50,425	29,797	89,702
Equity-settled share-based payments (note 10(c))	196,179	–	196,179	–

Administration	674,184	325,425	985,108	586,197
Depreciation	11,253	2,947	26,686	5,895
Legal, accounting and audit	33,354	15,607	44,919	36,941
Office and administration	337,130	229,322	583,082	429,040
Shareholder communication	20,097	46,444	49,610	80,124
Travel	3,534	17,427	9,877	19,486
Trust and filing	6,563	13,678	8,681	14,711
Equity-settled share-based payments (note 10(c))	262,253	–	262,253	–

	2,298,724	1,697,441	2,861,541	2,873,465
Other items
Operator's fees	(11,237)	–	(12,304)	–
Interest income	(20,620)	(3,887)	(41,857)	(10,717)
Flow-through share premium (note 10(b))	(245,000)	–	(290,000)	–
Gain on sale of mineral property (note 9(a))	–	–	(679,050)	–
Foreign exchange loss (gain)	940	3,448	1,039	(2,229)
Loss for the period	$2,022,807	$1,697,002	$1,839,369	$2,860,519

Other comprehensive (income) loss:
Net change in fair value of available-for-sale financial assets	(64,000)	(4,875)	(111,000)	1,625
Comprehensive loss for the period	$1,958,807	$1,692,127	$1,728,369	$2,862,144

Basic and diluted loss per common share	$0.02	$0.02	$0.02	$0.03

Weighted average number of common shares outstanding	102,728,896	83,839,473	102,728,896	83,839,473

The accompanying notes are an integral part of these condensed  interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars):

	Three months ended		Six months ended
	September 30		September 30
Cash provided by (used in):	2011	2010	2011	2010
		note 15		note 15
Operating activities
Loss for the period	$(2,022,807)	$(1,697,002)	$(1,839,369)	$(2,860,519)
Adjustments for:
Depreciation	11,253	2,947	26,686	5,895
Unrealized foreign exchange	(1,273)	3,134	(1,273)	3,136
Equity settled share based payments	458,432	–	458,432	–
Interest income	(20,620)	(3,887)	(41,857)	(10,717)
Changes in working capital items
Accounts payable and accrued liabilities	1,193,609	323,592	1,220,172	545,741
Amounts receivable and other assets	530,609	(48,630)	955,686	(92,392)
Balance due from related party	54,360	127,408	22,461	149,179
Flow through share premium	(245,000)	–	(290,000)	–
Net cash (used in) provided by operating activities	(41,437)	(1,292,438)	510,938	(2,259,677)

Investing activities
Restricted cash	(20,040)	–	(25,040)	(20,000)
Interest income	20,620	3,887	41,857	10,717
Purchase of mineral property and equipment	(1,230)	–	(1,230)	(1,441)
Net cash (used in) provided by investing activities	(650)	3,887	15,587	(10,724)

Net (decrease) increase in cash and
cash equivalents	(42,087)	(1,288,551)	526,525	(2,270,401)
Cash and cash equivalents, beginning of period	7,379,789	3,328,608	6,811,177	4,310,460
	7,337,702	2,040,057	7,337,702	2,040,059
Effect of exchange rate fluctuations on cash held	1,273	(3,134)	1,273	(3,136)
Cash and cash equivalents, end of period	$7,338,975	$2,036,923	$7,338,975	$2,036,923
	–		3,028,515
Components of cash and cash equivalents are as follows:
Cash	$7,338,975	$2,036,923	$7,338,975	$2,036,923

Supplementary cash flow information:
Interest received	$20,620	$3,887	$41,857	$10,717

The accompanying notes are an integral part of these interim  consolidated financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Changes in Equity
(Unaudited - Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves
			Equity settled
			share-based	Share	Investment
	Number		payments	warrants	revaluation
	of shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2010	83,839,473	$36,474,363	$870,267	$982,110	$(2,625)	$(32,044,143)	$6,279,972
Unrealized loss on available-for-sale financial assets (note 8)	–	–	–	–	(1,625)	–	(1,625)
Loss for the period	–	–	–	–	–	(2,860,519)	(2,860,519)
Balance at September 30, 2010 (note 15)	83,839,473	$36,474,363	$870,267	$982,110	$(4,250)	$(34,904,662)	$3,417,828

Balance at April 1, 2011 (note 15)	102,728,896	$45,482,087	$870,267	$982,110	$65,749	$(38,510,486)	$8,889,727
Unrealized loss on available-for-sale financial assets (note 8)	–	–	–	–	111,000	–	111,000
Equity settled share-based payments	–	–	458,432	–	–	–	458,432
Loss for the period	–	–	–	–	–	(1,839,369)	(1,839,369)
Balance at September 30, 2011	102,728,896	$45,482,087	$1,328,699	$982,110	$176,749	$(40,349,855)	$7,619,790

The accompanying  notes are an integral  part of these condensed  interim  financial  statements.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the "Company") is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia. The address of the Company's corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1

These unaudited condensed interim financial statements ("interim financial statements") have been prepared assuming a going concern. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. These interim financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	STATEMENT OF COMPLIANCE

In 2010, Canadian accounting standards were revised to incorporate International Financial Reporting Standards ("IFRS"), and require publicly accountable enterprises to apply the IFRS effective for years beginning on or after January 1, 2011.

These interim financial statements have been prepared in accordance with International Accounting Standards ("IAS") 34 Interim Financial Reporting and IFRS 1 First–Time Adoption of International Financial Reporting Standards ("IFRS 1").

These are the Company's interim financial statements presented in accordance with IAS 34 and IFRS for part of the period covered by the first IFRS annual financial statements and IFRS 1 First–time Adoption of International Financial Reporting Standards. The accounting policies have been selected to be consistent with IFRS as it is expected to be effective on March 31, 2012.

These interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the annual financial statements for the year ended March 31, 2011 and the Company's condensed interim financial statements for the three months ended June 30, 2011, which are available at www.sedar.com. Previously, the Company prepared its interim and annual financial statements in accordance with Canadian generally accepted accounting principles ("GAAP").

The preparation of these interim financial statements resulted in changes to accounting policies from those financial statements previously prepared under Canadian GAAP. An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in note 15.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

These interim financial statements were authorized for issuance by the Board of Directors on November 28, 2011.

3.	BASIS OF PREPARATION

These interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as available–for–sale which are stated at estimated fair value. These financial statements have been prepared using the accrual basis of accounting.

All amounts reported in these financial statements are in Canadian Dollars, unless stated otherwise.

4.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company are described in note 4 of the unaudited interim financial statements for the three month period ended June 30, 2011.

Accounting Standards, Interpretations and Amendments to Existing Standards That Are Not Yet Effective

The Company has not early adopted the following new and revised standards and is currently assessing the impact that these standards will have on the Company's financial statements.

(i) Effective for annual periods beginning on or after July 1, 2011

Amendments to IFRS 7, Financial Instruments: Disclosures

(ii) Effective for annual periods beginning on or after January 1, 2012

Amendments to IAS 1, Presentation of Financial Statements
Amendments to IAS 12, Income Taxes

(iii) Effective for annual periods beginning on or after January 1, 2013

IFRS 10, Consolidated Financial Statements
IFRS 11, Joint Arrangements
IFRS 12, Disclosure of Interests in Other Entities
IFRS 13, Fair Value Measurement
IAS 19, Employee Benefits
IAS 27, Separate Financial Statements
IAS 28, Investments in Associates and Joint Ventures

(iv) Effective for annual periods beginning on or after January 1, 2015

IFRS 9, Financial Instruments

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

5.	CASH AND CASH EQUIVALENTS

The Company's cash and cash equivalents are invested in business and savings accounts and guaranteed investment certificates which are available on demand by the Company for its programs.

6.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	September 30,	March 31,
	2011	2011
Current
Consumption tax refundable	$169,156	$251,003
Mineral exploration tax credit	–	872,580
Other receivable and prepaid expenses	72,698	73,957
Total current	$241,854	$1,197,540

Non current
Mineral exploration tax credit	$1,180,013	$1,180,013

7.	RESTRICTED CASH

Restricted cash in the amount of $187,135 (March 31, 2011 – $162,095) represents guaranteed investment certificates held in support of exploration permits.

8.	MARKETABLE SECURITIES

As at September 30, 2011 and March 31, 2011 the Company held common shares in several public and private companies. These marketable securities were classified as available–for– sale securities with total initial costs amounting to $48,001 (March 31,2011 – $48,001). The estimated fair value of these securities based on securities exchange quotes at September 30, 2011 was $224,750 (March 31, 2011 – $113,750).

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

9.	MINERAL PROPERTY AND EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
September 30, 2011
Mineral property	$2	$–	$2
Site equipment	46,728	44,671	2,057
Computer equipment	30,607	30,607	–
Total	$77,337	$75,278	$2,059

March 31, 2011
Mineral property	$2	$–	$2
Site equipment	45,498	29,040	16,458
Computer equipment	30,607	19,552	11,055
Total	$76,107	$48,592	$27,515

(a)	Newton Property

In August 2009, the Company entered into an agreement ("Newton Agreement") with Newton Gold Corporation ("NGC") (at that time named New High Ridge Resources Inc.), whereby the Company acquired the right to earn an 80% interest in the Newton property by making certain cash and share payments to the underlying owners and funding $4.7 million in exploration expenditures over seven years from the effective date of the agreement. All these conditions were met in May 2011, and the Company's 80% interest in the Newton property then vested.

The agreement with NGC is subject to an underlying option agreement ("Underlying Agreement") with arm's length parties, whereby NGC has the right to acquire a 100% undivided interest in all the claims held under that Underlying Agreement through a series of staged payments and share issuances (which payments and share issuances have been completed), in addition to required exploration expenditures (which have also been completed). The claims held under the Underlying Agreement are subject to a 2% net smelter royalty, which may be purchased by NGC at any time for $2,000,000. Pursuant to an amending agreement dated August 12, 2009, the Company is required to make annual advance royalty payments of $25,000, on behalf of NGC, commencing on January 1, 2011.

In June 2011 the Company and NGC agreed to incorporate, into the Newton Joint Venture Agreement, the adjacent NEWS mineral claims in which the Company held a 100% interest. Newton Gold Corporation paid $679,050 for a 20% interest in the NEWS property. The Company recorded a gain of $679,050 on this transaction as the Company's expenditures on the NEWS mineral claims had previously been expensed.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	Tulox Property

The Tulox property (the "Property") was acquired by the Company in stages by staking between 2005 to 2007.

In April 2009, the Company entered into an agreement with Tulox Resources Inc. ("Tulox") (formerly named Sitec Ventures Corp.), an unrelated British Columbia company, and amended the agreement on March 23, 2010 and July 27, 2010, whereby Tulox may acquire a 50% interest in the Property for consideration of 1,525,000 Tulox common shares (525,000 shares issued) and by incurring $1,000,000 in expenditures on the Property over three years. Under this agreement, Tulox may acquire a 100% interest for additional consideration of 1,100,000 of its common shares and by incurring a further $1,000,000 in expenditures on the property on or before August 1, 2013.

In July 2011, Tulox assigned the option agreement to a subsidiary company, Newlox Gold Ventures Corp. ("Newlox"), as part of a corporate reorganization and Newlox entered into an amended option agreement with Amarc. Under this amended option agreement, Newlox can acquire a 100% interest in the Property by spending $2,000,000 on the Property and issuing 2,350,000 common shares in its capital to Amarc, in tranches ending August 2013.

Tulox has made cash payments of $10,000 and issued 525,000 common shares to date under the April 2009 option agreement. The agreement is subject to certain conditions including regulatory approval. Under the agreement, the Company will receive a 3% net smelter returns royalty ("NSR") following the commencement of commercial production on the property. In addition, the Company receives a "back–in right" whereby the Company can acquire a 60% interest in the Property by agreeing, within 90 days of the completion of a pre–feasibility study, to fund a further $10,000,000 of exploration expenditures on the Property. However, upon exercise of the "back–in right", the Company's entitlement to an NSR will reduce to 1.2% from 3%.

(c)	Blackwater South property

In September 2011, the Company entered into an Option Agreement with Jesse Otto (the "Optionor"), an unrelated individual, whereby the Company was granted an option to acquire an undivided 100% interest in the Blackwater South property that is located in the Omineca Mining Division, British Columbia, by making cash payments of $35,000 and issuing 140,000 common shares in tranches over a three year period. The Company must also expend a minimum of $100,000 in exploration expenses of which $50,000 must be expended in the third year and $50,000 must be expended in the fourth year. The Optionor will retain a net smelter returns royalty ("NSR") of 2%. The NSR can be reduced to 1%, capped at an aggregate of $5,000,000 by making a cash payment of $1,000,000.

Subsequent to September 30, 2011, the Company paid $5,000 and issued 20,000 shares to the Optionor.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

10.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares, of which none have been issued.

(b)	Common Share issuances

In December 2010, the Company completed a brokered and non–brokered private placement of 13,889,423 of its common shares, consisting of 5,812,500 flow–through shares at a price of $0.80 per share and 8,076,923 non–flow–through shares at a price of $0.65 per share, for aggregate gross proceeds of $9,900,000. The Company incurred costs of approximately $522,000 in finder's and other fees relating to this private placement. In accordance with the terms of the flow–through share agreements, the Company agreed to spend the proceeds of $4,650,000 from the issuance of the flow–through shares on eligible exploration activities by December 31, 2011. The eligible exploration expenses have been renounced to the investors in December 2010. The Company is subject to a tax, calculated monthly, on the portion of the proceeds remaining unspent each month after February 2011.

The premium received on this flow–through share issuance was initially estimated at $870,000 and was recorded as a liability to be reversed to profit and loss when the eligible expenditures are incurred and renounced to the investors. At September 30, 2011, approximately $1.6 million (March 31, 2011 – $3.1 million) remained to be spent on eligible exploration activities. At September 30, 2011, the liability associated with this amount was estimatedd at $305,000 (March 31, 2011 – $595,000).

(c)	Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows the Company to grant up to 10% of the issued and outstanding shares of the Company at any one time, vesting as determined by the board of directors, but typically vesting over two years, subject to regulatory terms and approval, to its directors, employees, officers, consultants, and service providers. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of ten years and terminate 90 days following the termination of the optionee's employment, except in the case of retirement or death.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The continuity of share purchase options for the six months ended September 30, 2011 was:

	Exercise
	price per	March 31			Expired/	September
Expiry date	share	2011	Granted	Exercised	Cancelled	30, 2011	Exercisable
July 19, 2011	$0.70	1,587,200	–	–	(1,587,200)	–	–
April 28, 2012	$0.70	70,000	–	–	–	70,000	70,000
March 30, 2013	$0.51	50,000	–	–	–	50,000	50,000
September 23, 2014	$0.32	–	2,482,800	–	–	2,482,800	827,600
September 23, 2016	$0.32	–	3,051,300	–	–	3,051,300	1,017,100
Total		1,707,200	5,534,100	–	(1,587,200)	5,654,100	1,964,700
Weighted average exercise price		$0.69	$0.32		$0.70	$0.33	$0.33

The continuity of share purchase options for the year ended March 31, 2011 was:

	Exercise
	price	March 31			Expired/	March 31
Expiry date	per share	2010	Granted	Exercised	Cancelled	2011	Exerciseable
July 19, 2011	$0.70	1,615,200	–	–	(28,000)	1,587,200	1,587,200
April 28, 2012	$0.70	70,000	–	–	–	70,000	46,667
March 30, 2013	$0.51	50,000	–	–	–	50,000	50,000
Total		1,735,200	–	–	(28,000)	1,707,200	1,683,867
Weighted average exercise price		$0.69			$0.70	$0.69	$0.69

The fair value of the share purchase options granted during the three and six months ended September 30, 2011, including the options issued to non-employees, were estimated using the Black-Scholes option pricing model and were based on the following weighted average assumptions:

	Three months ended		Six months ended
	September 30		September 30
	2011	2010	2011	2010
Risk-free interest rate	1.1%	–	1.1%	–
Expected life	4.1	–	4.1	–
Expected volatility	95%	–	95%	–
Valuation date share price	$0.36	–	$0.36	–
Forfeiture rate	1.3%	–	1.3%	–
Expected dividend yield	Nil	–	Nil	–

The fair value of services provided by non-employees against the issuance of share purchase options cannot be measured reliably, as the occurrence and timing of such services are not typically ascertainable at the time of option grant. Accordingly, share based payments to non-employees have been measured at the estimated fair value of the share options issued.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Of the total share purchase options granted during the three and six months ended September 30, 2011, 2,469,300 options were granted to the Company's key management personnel (as defined in note 11b) with an estimated fair value of $640,000. There were no options granted to the key management personnel during the three and six months ended September 30, 2010.

11.	RELATED PARTY TRANSACTIONS

(a)	Outstanding balances

As of September 30, 2011, the Company had a balance due from Hunter Dickinson Services Inc, a related party, in the amount of $35,171 (March 31, 2011 – $57,632).

(b)	Compensation of key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company. During the three and six month periods ended September 30, 2011, the Company compensated key management personnel as follows:

	Three months ended		Six months ended
	September 30		September 30
	2011	2010	2011	2010
Short-term employee benefits	$93,750	$51,750	$187,500	$103,500
Post-employment benefits	–	–	–	–
Other long-term benefits	–	–	–	–
Termination benefits	–	–	–	–
Share-based payments	220,182	–	220,182	–
Total	$313,932	$51,750	$407,682	$103,500

(c)	Entities with significant influence over the Company

The Company's management believes that certain entities have the power to participate in the financial or operating policies of the Company. Several directors and other key management personnel of those entities, who are close business associates, are also key management personnel of the Company. Pursuant to management agreements between the Company and these entities which have significant influence over the Company, the Company receives geological, engineering, corporate development, administrative, management and shareholder communication services from such entities.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Transactions with these entities were as follows:

	Three months ended		Six months ended
	September 30		September 30
	2011	2010	2011	2010
Based on annually set rates	$486,814	$–	$815,996	$–
Based on full cost recovery	–	713,149	–	1,296,432
Reimbursement of third party expenses	37,049	39,937	62,499	95,723
Total	$523,863	$753,086	$878,495	$1,392,155

12.	INCOME TAXES

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable income of the Company is uncertain, no deferred tax asset has been recognized. As at September 30, 2011, the Company had unused non–capital loss carry forwards of approximately $4.8 million (March 31, 2011 – $4.3 million).

The Company had resource tax pools of approximately $12.9 million (March 31, 2011 –$12.4 million) available in Canada which may be carried forward and utilized to reduce future taxes related to certain resource income.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

	Six months ended			Year ended
	September 30, 2011			March 31, 2011
	Percentage		Amount	Percentage		Amount
Reconciliation of effective tax rate
Loss for the period			$(1,852,740)			$(6,466,343)
Total income tax expense			–			–
Loss excluding income tax			$(1,852,740)			$(6,466,343)
Income tax recovery using the
Company's domestic tax rate	26.13%		(484,000)	28.00%		(1,811,000)
Non–deductible expenses and other	(12.63%	)	234,000	(12.28%	)	794,000
Difference in statutory tax rates	(0.54%	)	10,000	(1.67%	)	108,000
Temporary difference booked to OCI	(0.81%	)	15,000	(0.15%	)	10,000
Deferred income tax assets not recognized	(12.15%	)	225,000	(13.90%	)	899,000
	0.00%		–	0.00%		–

The Company had the following temporary differences in respect of which no deferred tax asset was recognized:

As at September 30, 2011
	Within one	One to five	After five	No expiry
Expiry	year	years	years	date	Total
Tax losses	$–	$–	$4,813,000	$1,621,000	$6,434,000
Resource pools	–	–	–	12,923,000	12,923,000
Other	–	510,000	–	(14,000)	496,000

As at March 31, 2011
	Within one	One to five	After five	No expiry
Expiry	year	years	years	date	Total
Tax losses	$–	$–	$4,283,000	$1,621,000	$5,904,000
Resource pools	–	–	–	12,442,000	12,442,000
Other	–	592,000	–	14,000	606,000

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

13.	EMPLOYEES BENEFITS EXPENSES

The amount of employees' salaries and benefits included in various expenses are as follows:

	Three months ended		Six months ended
	September 30		September 30
	2011	2010	2011	2010
Exploration	$409,758	$651,567	$608,143	$1,119,678
Administration	501,818	217,634	691,845	381,652
Total	$911,576	$869,201	$1,299,988	$1,501,330

14.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

(a)	Capital Management Objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund on going expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and cash equivalents as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company's investment policy is to invest its cash in highly liquid short–term interest– bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the period ended September 30, 2011.

(b)	Carrying Amounts and Fair Values of Financial Instruments

The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of the financial instrument from an independent third party. Given the varying influencing factors, the reported fair values are only indicators of the prices that may actually be realized for these financial instruments.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data

The following table illustrates the classification of the Company's financial instruments within the fair value hierarchy as at September 30, 2011 and March 31, 2011.

	Financial assets at fair value as at September 30, 2011
	Level 1	Level 2	Level 3	Total
Marketable securities	$151,250	$73,500	$–	$224,750

	Financial assets at fair value as at March 31, 2011
	Level 1	Level 2	Level 3	Total
Marketable securities	$78,750	$35,000	$–	$113,750

(c)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk refers to the risk that a counterpart will default on its contractual obligations resulting in financial loss to the Company.

The Company's credit risk is primarily attributable to its liquid financial assets. The Company's holdings of cash and cash equivalents represent its maximum credit exposure on these assets. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents in high quality investments with major financial institutions and in federal government–backed treasury bills.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Company ensures that there is sufficient cash in order to meet its short term business requirements, after taking into account the Company's holdings of cash and cash equivalents.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Company's cash and cash equivalents are invested in business accounts, commercial paper and treasury bills, which are available on demand for the Company's use.

The Company has sufficient cash and cash equivalents to meet commitments associated with its financial liabilities.

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income or the value of its holdings of financial instruments.

Foreign exchange risk

The Company incurs substantially all of its expenditures in Canada and a significant portion of its cash and cash equivalents are denominated in Canadian dollars ("CAD"). At September 30, 2011, the Company was exposed to foreign exchange risk to the extent of exchange rate fluctuation and a resultant change in the value of its cash and cash equivalents held in US dollars ("USD").

At September 30, 2011, the Company's cash balance that was denominated in USD was $30,037 (March 31, 2011 – $17,323).

Substantially all of the Company's liabilities are denominated in Canadian dollars.

The Company currently does not engage in foreign currency hedging.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash equivalents. The Company's policy is to invest cash in variable rate financial instruments having maturity dates of three months or less from the date of acquisition and cash reserves are to be maintained in cash equivalents in order to maintain liquidity while achieving a satisfactory return for shareholders.

Price risk

The Company is subject to price risk in respect of its investments in marketable securities (note 8).

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

15.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in note 2, these are the Company's September 30, 2011 interim financial statements for part of the period covered by the first annual consolidated financial statements to be prepared in accordance with IFRS. Please refer to note 4 for a comprehensive discussion of the Company's accounting policies under IFRS.

These accounting policies remain the same as those applied in the June 30, 2011 interim financial statements. In addition, note 16 to the June 30, 2011 interim financial statements provides disclosure on the exemptions the Company has chosen for the transition to IFRS, the statement of financial position at the date of transition, and other required Canadian GAAP/IFRS reconciliations.

An explanation of how the transition from GAAP to IFRS has affected the Company's financial position, financial performance and cash flows is set out in the following tables.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(a)	Reconciliation of statement of financial position

As at September 30, 2010			Mineral
		Flow through	exploration tax
		shares	credit
	GAAP	note 15(d)	note 15(e)	IFRS
ASSETS
Current assets
Cash and cash equivalents	$1,799,179	$–	$–	$1,799,179
Amounts receivable and other assets	254,616	–	–	254,616
Marketable securities	43,751	–	–	43,751
Total current assets	2,097,546	–	–	2,097,546

Non–current assets
Restricted cash	122,094	–	–	122,094
Amount receivable	–	–	1,862,826	1,862,826
Mineral property and equipment	33,411	–	–	33,411
Total non–current assets	155,505	–	1,862,826	2,018,331
Total assets	$2,253,051	$–	$1,862,826	$4,115,877

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$578,740	$–	$–	$578,740
Balance due to related party	119,309	–	–	119,309
Total current liabilities	698,049	–	–	698,049

SHAREHOLDERS' EQUITY
Share capital	36,474,363	–	–	36,474,363
Reserves	1,848,127	–	–	1,848,127
Accumulated deficit	(36,767,488)	–	1,862,826	(34,904,662)
Total shareholders' equity	1,555,002	–	1,862,826	3,417,828
Total shareholders' equity and liabilities	$2,253,051	$–	$1,862,826	$4,115,877

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

As at March 31, 2011			Mineral
		Flow through	exploration tax
		shares	credit
	GAAP	note 15(d)	note 15(e)	IFRS
ASSETS
Current assets
Cash and cash equivalents	$6,811,177	$–	$–	$6,811,177
Amounts receivable and other assets	1,197,540	–	–	1,197,540
Marketable securities	113,750	–	–	113,750
Balance due from related party	57,632	–	–	57,632
Total current assets	8,180,099	–	–	8,180,099

Non–current assets
Restricted cash	162,095	–	–	162,095
Amount receivable	–	–	1,180,013	1,180,013
Mineral property and equipment	27,515	–	–	27,515
Total non–current assets	189,610	–	1,180,013	1,369,623
Total assets	$8,369,709	$–	$1,180,013	$9,549,722

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$64,995	$–	$–	$64,995
Flow–through share premium	–	595,000	–	595,000
Total current liabilities	64,995	595,000	–	659,995

SHAREHOLDERS' EQUITY
Share capital	46,352,087	(870,000)	–	45,482,087
Reserves	1,918,126	–	–	1,918,126
Accumulated deficit	(39,965,499)	275,000	1,180,013	(38,510,486)
Total shareholders' equity	8,304,714	(595,000)	1,180,013	8,889,727
Total shareholders' equity and liabilities	$8,369,709	$–	$1,180,013	$9,549,722

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	Reconciliation of statement of comprehensive loss

Three months ended September 30, 2010		Flow		Mineral
		through		exploration tax
		shares		credit
	GAAP	note 15	(d)	note 15 (e)	IFRS
Expenses
Exploration	$1,609,760	$–		$(237,744)	$1,372,016
Assays and analysis	243,112	–		–	243,112
Equipment rental	33,464	–		–	33,464
Geological	1,031,577	–		–	1,031,577
Mineral exploration tax credit	–	–		(237,744)	(237,744)
Graphics	10,888	–		–	10,888
Property fees and assessments	6,403	–		–	6,403
Site activities	183,688	–		–	183,688
Sustainability	24,500	–		–	24,500
Transportation	25,703	–		–	25,703
Travel and accommodation	50,425	–		–	50,425

Administration	325,425	–		–	325,425
Depreciation	2,947	–		–	2,947
Legal, accounting and audit	15,607	–		–	15,607
Office and administration	229,322	–		–	229,322
Shareholder communication	46,444	–		–	46,444
Travel	17,427	–		–	17,427
Trust and filing	13,678	–		–	13,678

	1,935,185	–		(237,744)	1,697,441
Foreign exchange loss (gain)	3,448	–		–	3,448
Interest and other income	(3,887)	–		–	(3,887)
Loss for the period	$1,934,746	$–		$(237,744)	$1,697,002
Net change in fair value of available–for–sale financial assets, net of income tax	(4,875)	–		–	(4,875)
Total comprehensive loss for the period	$1,929,871	$–		$(237,744)	$1,692,127

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Six months ended September 30, 2010		Flow	Mineral
		through	exploration tax
		shares	credit
	GAAP	note 15(d)	note 15(e)	IFRS
Expenses
Exploration	$2,525,012	$–	$(237,744)	$2,287,268
Assays and analysis	381,193	–	–	381,193
Equipment rental	59,480	–	–	59,480
Geological	1,469,157	–	–	1,469,157
Mineral exploration tax credit	–	–	(237,744)	(237,744)
Graphics	36,670	–	–	36,670
Property fees and assessments	50,800	–	–	50,800
Site activities	343,461	–	–	343,461
Sustainability	68,846	–	–	68,846
Transportation	25,703	–	–	25,703
Travel and accommodation	89,702	–	–	89,702

Administration	586,197	–	–	586,197
Depreciation	5,895	–	–	5,895
Legal, accounting and audit	36,941	–	–	36,941
Office and administration	429,040	–	–	429,040
Shareholder communication	80,124	–	–	80,124
Travel	19,486	–	–	19,486
Trust and filing	14,711	–	–	14,711

	3,111,209	–	(237,744)	2,873,465
Foreign exchange loss (gain)	(2,229)	–	–	(2,229)
Interest and other income	(10,717)	–	–	(10,717)
Loss for the period	$3,098,263	$–	$(237,744)	$2,860,519
Net change in fair value of available–for–sale financial assets, net of income tax	1,625	–	–	1,625
Total comprehensive loss for the period	$3,099,888	$–	$(237,744)	$2,862,144

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(c)	Reconciliation of statement of cash flows

Three months ended September 30,			Mineral
2010		Flow through	exploration	Reclassify
		shares	tax credit	per
	GAAP	note 15(d)	note 15(e)	note 15 (f)	IFRS
Operating activities
Loss for the period	$(1,934,746)	$–	$237,744	$–	$(1,697,002)
Depreciation	2,947	–	–	–	2,947
Foreign exchange loss	3,134	–	–	–	3,134
Interest income	–	–	–	(3,887)	(3,887)
Amounts payable and accrued liabilities	323,592	–	–	–	323,592
Amounts receivable and other assets	(48,630)	–	–	–	(48,630)
Balance due from related party	127,408	–	–	–	127,408
Net cash used in operating activities	(1,526,295)	–	237,744	(3,887)	(1,292,438)

Investing activities
Interest income	–	–	–	3,887	3,887
Net cash provided by investing activities	–	–	–	3,887	3,887
Net decrease in cash and cash equivalents	(1,526,295)	–	237,744	–	(1,288,551)
Effect of exchange rate fluctuations on cash held	(3,134)	–	–	–	(3,134)
Cash and cash equivalents at beginning of the period	3,328,608	–	–	–	3,328,608
Cash and cash equivalents at end of the period	$1,799,179	$–	$237,744	$–	$2,036,923

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Six months ended			Mineral
September 30, 2010		Flow through	exploration	Reclassify
		shares	tax credit	per
	GAAP	note 15(d)	note 15(e)	note 15(f)	IFRS
Operating activities
Loss for the period	$(3,098,263)	$–	$237,744	$–	$(2,860,519)
Depreciation	5,895	–	–	–	5,895
Foreign exchange loss	3,136	–	–	–	3,136
Interest income	–	–	–	(10,717)	(10,717)
Amounts payable and accrued liabilities	545,741	–	–	–	545,741
Amounts receivable and other assets	(92,392)	–	–	–	(92,392)
Balance due from related party	149,179	–	–	–	149,179
Net cash used in operating activities	(2,486,704)	–	237,744	(10,717)	(2,259,677)

Investing activities
Restricted cash and other	(20,000)	–	–	–	(20,000)
Purchase of equipment	(1,441)	–	–	–	(1,441)
Interest income	–	–	–	10,717	10,717
Net cash provided by investing activities	(21,441)	–	–	10,717	(10,724)
Net decrease in cash and cash equivalents	(2,508,145)	–	237,744	–	(2,270,401)
Effect of exchange rate fluctuations on cash held	(3,136)	–	–	–	(3,136)
Cash and cash equivalents at beginning of the period	4,310,460	–	–	–	4,310,460
Cash and cash equivalents at end of the period	$1,799,179	$–	$237,744	$–	$2,036,923

(d)	Flow–through shares

In order to raise funds for mineral exploration activities, the Company enters into flow– through share agreements whereby the Company agrees to transfer the rights to income tax deductions related to exploration expenditures to the flow–through shareholders. Under Canadian GAAP, the Company recorded total proceeds from the issuance of flow–through shares as share capital. Under IFRS, share capital is recorded at the trading value of non– flow–through common shares and the excess of the proceeds over the trading value of non– flow–through shares is recorded as a deferred charge, which is proportionally credited to profit or loss as the eligible expenditures are incurred.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The new accounting policy for recording the issuance of flow–through shares has been adopted effective April 1, 2011 and balances at March 31, 2011 have been restated. The issuance of flow–though shares in December 2010 resulted in the recording of a flow– through share premium, and a reduction in share capital, of $870,000. During the year ended March 31, 2011, the Company credited $275,000 of flow–through share premium to earnings. This resulted in a net decrease of $595,000 in shareholders' equity at March 31, 2011 and a decrease in loss of $275,000. During the three and six month periods ended September 30, 2011, a further $45,000 and $290,000 of flow through share premium was credited to earnings.

(e)	Mineral Exploration Tax Credit

The Mineral Exploration Tax Credit ("METC") initiative was introduced by the government of British Columbia to stimulate mineral exploration activity in the province and includes an enhanced credit for mineral exploration in areas affected by the mountain pine beetle infestation. The Company is eligible to receive refunds under this tax credit. Prior to the conversion to IFRS, the Company credited METC to exploration expenses when the proceeds were actually received, or when received subsequent to the balance sheet date prior to the issuance of the financial statements. Under IFRS, METC refunds are recognized using the cost reduction method and credited to exploration expenses when there is reasonable expectation of their recovery.

The new accounting policy has been adopted effective April 1, 2011 and shareholders' equity on the Transition Date has been restated. The amount of METC receivable on the Transition Date was estimated at $1,625,082 and has been recorded as an increase in the shareholders' equity. During the year ended March 31, 2011, the amount of METC recorded prior to the adoption of IFRS totaled $1,127,201. Upon adoption of IFRS, this amount was reversed as it pertained to prior years and $682,132 was recorded in respect METC relating to the year ended March 31, 2011, resulting in net increase of $445,069 in loss for the year ended March 31, 2011. The increase in the shareholders' equity is in addition to the accrual of METC on the Transition Date.

(f)	Reclassification within the statements of cash flow

Interest income was classified as investing activites under IFRS while it was presented as an operating activity under Canadian GAAP.